UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Hanesbrands Inc.
(Exact name of registrant as specified in its charter)

Maryland	001-32891	20-3552316
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 East Hanes Mill Road Winston-Salem, NC	27105
(Address of principal executive offices)	(Zip Code)

Joia M. Johnson Chief Legal Officer, General Counsel and Corporate Secretary	(336) 519-8080
(Name and telephone number, including area code, of the person to contact in connection with this report)

 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Hanesbrands Inc. (“HanesBrands” or the “Company”) has filed a Conflict Minerals Report for calendar year 2015 as Exhibit 1.01 hereto. The Conflict Minerals Report is also available at www.HanesForGood.com.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believe,” “may,” “plan,” “will,” “could,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. HanesBrands assumes no obligation to revise or update any forward-looking statements for any reason, expect as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Annual Report on Form 10-K for the fiscal year ended January 2, 2016 and other forms filed by the Company with the SEC.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 23, 2016	HANESBRANDS INC.

	By:	/s/ Joia M. Johnson
Joia M. Johnson
Chief Legal Officer, General Counsel and Corporate Secretary

Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.